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COMMERCIAL FEDERAL CORPORATION                                      EXHIBIT 3
BOARD OF DIRECTORS MEETING
MAY 10, 1995



BYLAW AMENDMENT
WHEREAS, the Board believes that it is in the best interests of the Company and its stockholders to provide the Board with a reasonable amount of time in which to assess the merits of stockholders' proposals for nominations for the election of directors, and to ensure that each such proposal is accompanied by information concerning the proposal and the proponent sufficient to allow the Board to properly analyze such proposal; and

WHEREAS, to this end, Section 14 of the Company's Bylaws sets forth the timing and informational requirements relating to shareholder nominations; and

WHEREAS, the Board wishes to clarify what may be perceived as a technical inconsistency between the timing requirements of Section 14 governing shareholder nominations and the provisions of Section 13.

NOW, THEREFORE BE IT RESOLVED, that the Board, pursuant to Article XV of the Company's Articles of Incorporation and Article VII of the Company's Bylaws, hereby amends Article I, Section 13 of the Bylaws to read as follows:

        Section 13. Nominations. The Board of Directors shall act as a nominating committee for selecting the management nominees for election as directors. Except in the case of a nominee substituted as a result of the death or other incapacity of a management nominee, the nominating committee shall deliver written nominations to the Secretary at least fifteen (15) days prior to the date of the annual meeting. Provided such committee makes such nominations, no nominations for directors except those made by the nominating committees shall be voted upon at the annual meeting except those made in accordance with the provision of Section 14 of these Bylaws as amended.

FURTHER RESOLVED, that the Board hereby authorizes inclusion of the above information in Item 5 to the March 31, 1995 Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission in order to publicize the adoption of the foregoing amendment.

FURTHER RESOLVED, that the officers of the Company are hereby authorized and directed to take such action as may be necessary or appropriate to carry into effect the foregoing resolutions.

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